Exhibit 99.1

Psyence Biomedical Ltd. Announces Receipt of Staff Delisting Determination from Nasdaq

NEW YORK, September 13, 2024 – Psyence Biomedical Ltd. (the “Company”) (Nasdaq: PBM) announced that on September 12, 2024, the Company received a staff determination letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it had not regained compliance with the Market Value of Listed Securities (“MVLS”) Requirement and the Market Value of Publicly Held Shares (“MVPHS”) requirement by September 9, 2024.

As previously reported in a Current Report on Form 6-K filed on March 15, 2024, the Company received two deficiency letters from the Nasdaq Staff on March 11, 2024, one notifying the Company that for the last 30 consecutive business days, the Company’s MVLS was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A), and the other notifying the Company that for the last 30 consecutive business days, the Company’s MVPHS was below the minimum of $15 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). The Company was provided an initial period of 180 calendar days, or until September 9, 2024, to regain compliance with the MVLS and MVPHS Requirements.

As described in the Determination Letter, unless the Company timely requests a hearing before a Hearings Panel (the “Panel”), the Company’s securities would be subject to suspension/delisting. Accordingly, the Company intends to timely request a hearing before the Panel. The hearing request will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

About Psyence Biomed

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company focused on the development of botanical (nature-derived and non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. Psyence is initially focused on mental health disorders in the context of Palliative Care.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the suspension/delisting of the Company's securities and the Company's ability to regain compliance. These forward-looking statements are based on a number of assumptions, including the assumptions that the Company will secure a hearing before a Hearing Panel.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; and (ii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the prospectus filed by the Company with the SEC on August 30, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.